TATA

82-3733

4th July 2002

BP/AD-M1A/5250

The Stock Exchange
Market Operations Dept.
Rotunda Building
Dalal Street
Mumbai 400 001

SUPPL

[redacted]

02042812

Dear Sirs,

In terms of Clause 41 of the Listing Agreement, please be informed that the Board of Directors of the Company will meet on 25th July 2002 to consider and take on record the unaudited financial results (provisional) for the quarter ended 30th June 2002.

A press release to this effect will also be given simultaneously in the newspapers.

Yours faithfully,
**For and on behalf of**
**The Tata Power Co. Ltd.**
**by its Constituted Attorney**

cc: Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

dlw 7/24

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 22 2002
WASH, D.C.
155

TATA POWER
The Tata Power Company Limited
Registered Office Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 204 9131 Fax 91 22 204 5359

TATA

5th July 2002

BJ/SH-L2/ 1265

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 22 2002
WASH. D.C. 155

Dear Sirs,

In terms of Clause 31(a) of the Listing Agreement with the Stock Exchange, we forward herewith for your record the Annual Report of the Company for the year 2001-2002.

Yours faithfully,
**The Tata Power Co. Ltd.**

(B J Shroff)
Company Secretary

Encls.


TATA POWER

The Tata Power Company Limited
Registered Office Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 204 9131 Fax 91 22 204 5359